EXHIBIT 21.1

Spectra Energy Corp Material Subsidiary List

Name	Jurisdiction of Incorporation

Spectra Energy Services, LLC	Delaware

Duke Capital LLC	Delaware

Algonquin Gas Transmission, LLC	Delaware

Maritimes & Northeast Pipeline, L.L.C.	Delaware

Texas Eastern Transmission, LP	Delaware

Duke Energy Enterprises Corporation	Delaware

Maritimes & Northeast Pipeline Limited Partnership	Canada (New Brunswick)

Westcoast Energy Inc.	Canada

Union Gas Limited	Canada (Ontario)